UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR |_| Form N-CSR

     For Period Ended   December 31, 2003
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       |_| Transition Report on Form 10-K
       |_| Transition Report on Form 20-F
       |_| Transition Report on Form 11-K
       |_| Transition Report on Form 10-Q
       |_| Transition Report on Form N-SAR

     For the Transition Period Ended
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Star Computing Limited
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Full Name of Registrant

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Former Name if Applicable

5 Hutton Centre Dr., Suite 700
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Address of Principal Executive Offices (Street and Number)

Santa Ana, California 92707
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City, State and Zip Code

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PART II - RULE 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

    | (a)   The reasons  described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
|X| | (b)   The subject annual report,  semi-annual report, transition report on
    |       Form 10-K,  Form 20-F,  Form 11-K,  Form [X] N-SAR or Form N-CSR, or
    |       portion thereof,  will be filed on or before the fifteenth  calendar
    |       day following  the  prescribed  due date;  or the subject  quarterly
    |       report or transition  report on Form 10-Q, or portion thereof,  will
    |       be  filed  on  or  before  the  fifth  calendar  day  following  the
    |       prescribed due date; and
    |
    | (c)   The  accountant's  statement  or  other  exhibit  required  by  Rule
    |       12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Subsequent to December 31, 2003, the registrant completed an acquisition pursuant to which control and management of the registrant changed and the registrant retained new independent accountants. As a result of delays in completion of the financial statements associated with the transition to new management and new independent accountants, the registrant is unable to file its Form 10-K for the year ended December 31, 2003 by the prescribed due date.

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

           Michael Sanders                 832                    446-2599
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               (Name                  (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Star Computing Limited
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 30, 2004                     By
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                                          Jess Rae Booth, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sec. 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).